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                   SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   June, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: DIRECTOR SHAREHOLDING
                               ---------------------
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AMVESCAP PLC
225090
IMMEDIATE RELEASE  6 JUNE 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


                                  AMVESCAP PLC

Executive Directors         Options granted            Total number of shares
                            6 June 2001 as a           over which options
                            result of                  held following this
                            participation in           notification
                            the AMVESCAP UK
                            and International
                            Sharesave Plans

The Hon. Michael Benson   982 @(pound sterling)9.86           800,982
Gary T Crum               675 @(pound sterling)10.48          450,675
Robert F. McCullough      675 @(pound sterling)10.48        1,050,675


   Date of Notification  6 JUNE 2001

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 6 June, 2001                          By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary